No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On November 5, 2018, Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal second quarter ended September 30, 2018 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 20, 2018

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2018

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

Honda’s consolidated sales revenue for the six months ended September 30, 2018 increased by 5.0%, to ¥7,865.8 billion from the same period last year, due mainly to increased sales revenue in all business operations. Operating profit increased by 21.7%, to ¥513.8 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue and model mix as well as the loss related to the settlement of multidistrict class action litigation in the same period last year. Profit before income taxes increased by 11.0%, to ¥641.3 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 19.3%, to ¥455.1 billion from the same period last year.

Business Segments

Motorcycle Business

For the six months ended September 30, 2017 and 2018

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2017	Six months ended Sep. 30, 2018			Six months ended Sep. 30, 2017	Six months ended Sep. 30, 2018
			Change	%			Change	%
Motorcycle Business	9,937	10,667	730	7.3	6,691	7,148	457	6.8
Japan	84	104	20	23.8	84	104	20	23.8
North America	163	150	(13)	(8.0)	163	150	(13)	(8.0)
Europe	134	141	7	5.2	134	141	7	5.2
Asia	9,023	9,664	641	7.1	5,777	6,145	368	6.4
Other Regions	533	608	75	14.1	533	608	75	14.1

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers increased by 7.4%, to ¥1,094.2 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 20.2%, to ¥177.1 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix.

Automobile Business

For the six months ended September 30, 2017 and 2018

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2017	Six months ended Sep. 30, 2018			Six months ended Sep. 30, 2017	Six months ended Sep. 30, 2018
			Change	%			Change	%
Automobile Business	2,559	2,551	(8)	(0.3)	1,807	1,827	20	1.1
Japan	324	332	8	2.5	295	299	4	1.4
North America	933	946	13	1.4	933	946	13	1.4
Europe	85	80	(5)	(5.9)	85	80	(5)	(5.9)
Asia	1,093	1,071	(22)	(2.0)	370	380	10	2.7
Other Regions	124	122	(2)	(1.6)	124	122	(2)	(1.6)

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers increased by 3.5%, to ¥5,421.9 billion from the same period last year, due mainly to increased consolidated unit sales. Operating profit increased by 23.4%, to ¥221.5 billion from the same period last year, due mainly to an increase in profit attributable to increased sales volume and model mix as well as the loss related to the settlement of multidistrict class action litigation in the same period last year.

Financial Services Business

Sales revenue from external customers increased by 10.6%, to ¥1,185.9 billion from the same period last year, due mainly to an increase in revenues on disposition of lease vehicles and operating lease revenues. Operating profit increased by 19.8%, to ¥116.3 billion from the same period last year, due mainly to an increase in profit attributable to increased sales revenue.

Power Product and Other Businesses

For the six months ended September 30, 2017 and 2018

	Units (thousands)
	Honda Group Unit Sales/ Consolidated Unit Sales*
	Six months ended Sep. 30, 2017	Six months ended Sep. 30, 2018
			Change	%
Power Product Business	2,589	2,603	14	0.5
Japan	138	161	23	16.7
North America	1,141	1,123	(18)	(1.6)
Europe	406	402	(4)	(1.0)
Asia	741	771	30	4.0
Other Regions	163	146	(17)	(10.4)

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Power Product business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers increased by 1.9%, to ¥163.6 billion from the same period last year, due mainly to increased consolidated unit sales in Power Product business. Operating loss was ¥1.1 billion, a decrease of ¥0.6 billion from the same period last year, due mainly to decreased operating costs in Other businesses. In addition, operating loss of aircraft and aircraft engines included in the Power Product and other businesses was ¥19.3 billion, a decrease of ¥2.8 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2018 decreased by ¥5.6 billion from March 31, 2018, to ¥2,250.8 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥397.1 billion of cash inflows. Cash inflows from operating activities decreased by ¥93.9 billion from the same period last year, due mainly to increased payments for parts and raw materials, which was partially offset by increased cash received from customers.

Net cash used in investing activities amounted to ¥376.8 billion of cash outflows. Cash outflows from investing activities increased by ¥68.2 billion from the same period last year, due mainly to increased payments for acquisitions of other financial assets.

Net cash used in financing activities amounted to ¥63.9 billion of cash outflows. Cash outflows from financing activities decreased by ¥50.4 billion from the same period last year, due mainly to a decrease in repayments of financing liabilities, which was partially offset by purchases of treasury stock.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2018 and September 30, 2018

		Yen (millions)
Assets	Note	March 31, 2018	September 30, 2018
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,256,488	¥2,250,879
Trade receivables		800,463	745,835
Receivables from financial services		1,840,699	1,894,428
Other financial assets		213,177	212,253
Inventories		1,523,455	1,604,121
Other current assets		291,006	363,476

Total current assets		6,925,288	7,070,992

Non-current assets:
Investments accounted for using the equity method		679,517	774,314
Receivables from financial services		3,117,364	3,462,999
Other financial assets		436,555	454,823
Equipment on operating leases	6	4,088,133	4,418,596
Property, plant and equipment	7	3,062,433	3,041,703
Intangible assets		741,514	747,992
Deferred tax assets		129,338	136,148
Other non-current assets		169,022	160,174

Total non-current assets		12,423,876	13,196,749

Total assets		¥19,349,164	¥20,267,741

		Yen (millions)
Liabilities and Equity	Note	March 31, 2018	September 30, 2018
		unaudited	unaudited
Current liabilities:
Trade payables		¥1,224,627	¥1,102,927
Financing liabilities		2,917,261	3,166,869
Accrued expenses		404,719	402,147
Other financial liabilities		115,405	161,797
Income taxes payable		53,595	59,364
Provisions	8	305,994	308,206
Other current liabilities		602,498	592,743

Total current liabilities		5,624,099	5,794,053

Non-current liabilities:
Financing liabilities		3,881,749	4,118,490
Other financial liabilities		60,005	67,773
Retirement benefit liabilities		404,401	444,267
Provisions	8	220,625	205,814
Deferred tax liabilities		629,722	679,406
Other non-current liabilities		294,468	309,274

Total non-current liabilities		5,490,970	5,825,024

Total liabilities		11,115,069	11,619,077

Equity:
Common stock		86,067	86,067
Capital surplus		171,118	171,228
Treasury stock		(113,271)	(177,822)
Retained earnings		7,611,332	7,908,774
Other components of equity		178,292	374,800

Equity attributable to owners of the parent		7,933,538	8,363,047
Non-controlling interests		300,557	285,617

Total equity		8,234,095	8,648,664

Total liabilities and equity		¥19,349,164	¥20,267,741

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2017 and 2018

		Yen (millions)
	Note	September 30, 2017	September 30, 2018
		unaudited	unaudited
Sales revenue	9	¥7,489,295	¥7,865,845

Operating costs and expenses:
Cost of sales		(5,863,643)	(6,167,404)
Selling, general and administrative		(857,272)	(809,945)
Research and development		(346,224)	(374,638)

Total operating costs and expenses		(7,067,139)	(7,351,987)

Operating profit		422,156	513,858

Share of profit of investments accounted for using the equity method	5	135,211	118,228

Finance income and finance costs:
Interest income		18,813	23,324
Interest expense		(6,151)	(5,957)
Other, net		7,599	(8,129)

Total finance income and finance costs		20,261	9,238

Profit before income taxes		577,628	641,324

Income tax expense		(160,475)	(145,377)

Profit for the period		¥417,153	¥495,947

Profit for the period attributable to:
Owners of the parent		381,341	455,101
Non-controlling interests		35,812	40,846

		Yen
		September 30, 2017	September 30, 2018
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥211.59	¥257.44

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2017 and 2018

		Yen (millions)
	Note	September 30, 2017	September 30, 2018
		unaudited	unaudited
Profit for the period		¥417,153	¥495,947

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		12,057	434
Share of other comprehensive income of investments accounted for using the equity method		(98)	(745)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		—	(41)
Exchange differences on translating foreign operations		86,134	199,376
Share of other comprehensive income of investments accounted for using the equity method		11,281	(17,750)

Total other comprehensive income, net of tax		109,374	181,274

Comprehensive income for the period		¥526,527	¥677,221

Comprehensive income for the period attributable to:
Owners of the parent		484,686	635,015
Non-controlling interests		41,841	42,206

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended September 30, 2017 and 2018

		Yen (millions)
	Note	September 30, 2017	September 30, 2018
		unaudited	unaudited
Sales revenue	9	¥3,776,199	¥3,841,712

Operating costs and expenses:
Cost of sales		(2,988,854)	(3,004,708)
Selling, general and administrative		(462,449)	(438,289)
Research and development		(171,951)	(184,240)

Total operating costs and expenses		(3,623,254)	(3,627,237)

Operating profit		152,945	214,475

Share of profit of investments accounted for using the equity method		82,263	63,926

Finance income and finance costs:
Interest income		9,816	11,411
Interest expense		(3,297)	(2,994)
Other, net		876	(3,776)

Total finance income and finance costs		7,395	4,641

Profit before income taxes		242,603	283,042

Income tax expense		(50,958)	(53,817)

Profit for the period		¥191,645	¥229,225

Profit for the period attributable to:
Owners of the parent		174,006	210,771
Non-controlling interests		17,639	18,454

		Yen
		September 30, 2017	September 30, 2018
Earnings per share attributable to owners of the parent
Basic and diluted	12	¥96.55	¥119.66

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2017 and 2018

		Yen (millions)
	Note	September 30, 2017	September 30, 2018
		unaudited	unaudited
Profit for the period		¥191,645	¥229,225

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		6,240	310
Share of other comprehensive income of investments accounted for using the equity method		1,084	539
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		—	(40)
Exchange differences on translating foreign operations		79,642	127,842
Share of other comprehensive income of investments accounted for using the equity method		7,932	(3,909)

Total other comprehensive income, net of tax		94,898	124,742

Comprehensive income for the period		¥286,543	¥353,967

Comprehensive income for the period attributable to:
Owners of the parent		264,831	332,427
Non-controlling interests		21,712	21,540

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2017 and 2018

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2017 (unaudited)		¥86,067	¥171,118	¥(26,189)	¥6,712,894	¥351,406	¥7,295,296	¥274,330	¥7,569,626

Comprehensive income for the period
Profit for the period					381,341		381,341	35,812	417,153
Other comprehensive income, net of tax						103,345	103,345	6,029	109,374

Total comprehensive income for the period					381,341	103,345	484,686	41,841	526,527
Reclassification to retained earnings					739	(739)	—		—
Transactions with owners and other
Dividends paid	13				(86,509)		(86,509)	(37,309)	(123,818)
Purchases of treasury stock				(4)			(4)		(4)

Total transactions with owners and other				(4)	(86,509)		(86,513)	(37,309)	(123,822)

Balance as of September 30, 2017 (unaudited)		¥86,067	¥171,118	¥(26,193)	¥7,008,465	¥454,012	¥7,693,469	¥278,862	¥7,972,331

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2018 (unaudited)		¥86,067	¥171,118	¥(113,271)	¥7,611,332	¥178,292	¥7,933,538	¥300,557	¥8,234,095
Effect of changes in accounting policy	3				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation					(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018		86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the period
Profit for the period					455,101		455,101	40,846	495,947
Other comprehensive income, net of tax						179,914	179,914	1,360	181,274

Total comprehensive income for the period					455,101	179,914	635,015	42,206	677,221
Reclassification to retained earnings					(1,906)	1,906	—		—
Transactions with owners and other
Dividends paid	13				(95,696)		(95,696)	(57,152)	(152,848)
Purchases of treasury stock				(64,552)			(64,552)		(64,552)
Disposal of treasury stock				1			1		1
Share-based payment transactions			110				110		110

Total transactions with owners and other			110	(64,551)	(95,696)		(160,137)	(57,152)	(217,289)

Other changes					(3,770)		(3,770)		(3,770)

Balance as of September 30, 2018 (unaudited)		¥86,067	¥171,228	¥(177,822)	¥7,908,774	¥374,800	¥8,363,047	¥285,617	¥8,648,664

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2017 and 2018

		Yen (millions)
	Note	September 30, 2017	September 30, 2018
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥577,628	¥641,324
Depreciation, amortization and impairment losses excluding equipment on operating leases		351,815	352,269
Share of profit of investments accounted for using the equity method		(135,211)	(118,228)
Finance income and finance costs, net		18,208	(51,523)
Interest income and interest costs from financial services, net		(62,832)	(60,705)
Changes in assets and liabilities
Trade receivables		19,816	30,775
Inventories		(38,027)	(45,257)
Trade payables		(63,482)	(58,246)
Accrued expenses		8,035	(68,534)
Provisions and retirement benefit liabilities		(50,983)	1,389
Receivables from financial services		(11,620)	(106,677)
Equipment on operating leases		(108,962)	(94,718)
Other assets and liabilities		(7,709)	(30,181)
Other, net		(2,690)	2,343
Dividends received		62,090	84,022
Interest received		117,546	130,371
Interest paid		(54,613)	(67,779)
Income taxes paid, net of refunds		(127,905)	(143,450)

Net cash provided by operating activities		491,104	397,195

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(236,063)	(224,775)
Payments for additions to and internally developed intangible assets		(72,710)	(89,682)
Proceeds from sales of property, plant and equipment and intangible assets		10,293	13,882
Payments for acquisitions of investments accounted for using the equity method		(2,450)	(2,401)
Payments for acquisitions of other financial assets		(92,946)	(311,231)
Proceeds from sales and redemptions of other financial assets		84,498	237,321
Other, net		719	—

Net cash used in investing activities		(308,659)	(376,886)

Cash flows from financing activities:
Proceeds from short-term financing liabilities		3,921,076	3,803,313
Repayments of short-term financing liabilities		(3,804,854)	(3,778,832)
Proceeds from long-term financing liabilities		695,549	851,623
Repayments of long-term financing liabilities		(784,848)	(706,970)
Dividends paid to owners of the parent		(86,509)	(95,696)
Dividends paid to non-controlling interests		(32,118)	(47,423)
Purchases and sales of treasury stock, net		(4)	(64,551)
Other, net		(22,691)	(25,380)

Net cash used in financing activities		(114,399)	(63,916)

Effect of exchange rate changes on cash and cash equivalents		33,803	37,998

Net change in cash and cash equivalents		101,849	(5,609)

Cash and cash equivalents at beginning of year		2,105,976	2,256,488

Cash and cash equivalents at end of period		¥2,207,825	¥2,250,879

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2018, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2018.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2018, except for the changes below.

(a) IFRS 9 “Financial Instruments”

Honda was an early adopter of IFRS 9 “Financial Instruments” issued in November 2009, amended in October 2010 and November 2013 (“IFRS 9 (2013)”) prior to the year ended March 31, 2018 and has adopted IFRS 9 issued in July 2014 (“IFRS 9 (2014)”) with a date of initial application of April 1, 2018. The adoption of IFRS 9 (2014) resulted in changes in accounting policies primarily for classification and impairment of financial assets. IFRS 9 (2014) has an exemption allowing comparative information for prior periods not to be restated with respect to classification and measurement (including impairment) changes. Therefore, the comparative information has not been restated and continues to be reported under IFRS 9 (2013). Instead, the cumulative effect of adopting IFRS 9 (2014) was recognized in the opening balance of equity as of the date of initial application on April 1, 2018. The following are primary changes and corresponding impacts of adopting IFRS 9 (2014).

Classification of financial assets

Debt securities other than those classified into financial assets measured at amortized cost were classified into financial assets measured at fair value through profit or loss under IFRS 9 (2013). IFRS 9 (2014) newly established a classification in which financial assets are measured at fair value through other comprehensive income. Under IFRS 9 (2014), a financial asset shall be measured at fair value through other comprehensive income if both of the following conditions are met: 1) the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and 2) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Honda has evaluated the business models within which financial assets are held and contractual terms of financial assets. As a result, Honda has reclassified debt securities such as government bonds and municipal bonds held by certain subsidiaries from the financial assets measured at fair value through profit or loss to financial assets measured at fair value through other comprehensive income as of April 1, 2018.

The impact of this reclassification is as follows:

	Yen (millions)
	Carrying amounts as of March 31, 2018 under IFRS 9 (2013)	Reclassification	Carrying amounts as of April 1, 2018 under IFRS 9 (2014)
Other financial assets:
Financial assets measured at fair value through profit or loss:
Debt securities	¥69,829	¥(14,376)	¥55,453
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	14,376	14,376

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

Impairment of financial assets

IFRS 9 (2014) replaced the incurred loss model under IAS 39 with the expected credit loss (ECL) model. The ECL model requires the allowance for credit losses to be measured at amounts equal to either lifetime ECL for those financial assets which have experienced a significant increase in credit risk (SICR) since initial recognition or 12-month ECL for financial assets which have not experienced a SICR. Lifetime ECL represents ECL that results from all possible default events over the expected life of a financial asset. 12-month ECL is the portion of lifetime ECL that results from default events that are possible within 12 months after the reporting date. ECL is a probability-weighted estimate of the difference between the contractual cash flows and the cash flows that the entity expects to receive, discounted at the original effective interest rates.

When determining whether credit risk has increased significantly, Honda assesses financial assets either individually based primarily on delinquencies or collectively for groups of financial assets with shared risk characteristics such as the period of initial recognition, collateral type, original term and credit score considering relative changes in expected default rates since initial recognition.

The application of the ECL model resulted in an increase in the allowance for credit losses of ¥4,599 million as of April 1, 2018, which is on receivables from financial services.

(b) IFRS 15 “Revenue from Contracts with Customers”

Honda has adopted IFRS 15 ”Revenue from Contracts with Customers” with a date of initial application of April 1, 2018 by recognizing the cumulative effect of initially applying this standard as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Honda’s contracts with customers include promises to transfer goods or services without charges such as free inspections. Such promised goods or services are generally considered performance obligations and related sales revenue is deferred under IFRS 15, if it is deemed material, while such sales was recognized at contract inception under the previous accounting policy.

Further, under IFRS 15, dealer incentives are considered variable consideration when determining the transaction price and sales revenue is recognized only to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved, which results in higher deductions from sales revenue recognized when products are sold to dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The impacts of adopting IFRS 15 on Honda’s condensed consolidated financial statements as of and for the six months and the three months ended September 30, 2018 are as follows:

(Condensed Consolidated Statements of Financial Position)

As of September 30, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Assets
Current assets:
Cash and cash equivalents	¥2,250,879	¥—	¥2,250,879
Trade receivables	747,596	(1,761)	745,835
Receivables from financial services	1,894,428	—	1,894,428
Other financial assets	212,253	—	212,253
Inventories	1,604,121	—	1,604,121
Other current assets	362,670	806	363,476

Total current assets	7,071,947	(955)	7,070,992

Non-current assets:
Investments accounted for using the equity method	774,303	11	774,314
Receivables from financial services	3,462,999	—	3,462,999
Other financial assets	454,823	—	454,823
Equipment on operating leases	4,418,596	—	4,418,596
Property, plant and equipment	3,041,703	—	3,041,703
Intangible assets	747,992	—	747,992
Deferred tax assets	135,864	284	136,148
Other non-current assets	159,368	806	160,174

Total non-current assets	13,195,648	1,101	13,196,749

Total assets	20,267,595	146	20,267,741

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Liabilities and Equity
Current liabilities:
Trade payables	¥1,102,927	¥—	¥1,102,927
Financing liabilities	3,166,869	—	3,166,869
Accrued expenses	384,249	17,898	402,147
Other financial liabilities	161,797	—	161,797
Income taxes payable	59,364	—	59,364
Provisions	312,122	(3,916)	308,206
Other current liabilities	577,312	15,431	592,743

Total current liabilities	5,764,640	29,413	5,794,053

Non-current liabilities:
Financing liabilities	4,118,490	—	4,118,490
Other financial liabilities	67,773	—	67,773
Retirement benefit liabilities	444,267	—	444,267
Provisions	206,817	(1,003)	205,814
Deferred tax liabilities	686,050	(6,644)	679,406
Other non-current liabilities	308,090	1,184	309,274

Total non-current liabilities	5,831,487	(6,463)	5,825,024

Total liabilities	11,596,127	22,950	11,619,077

Equity:
Common stock	86,067	—	86,067
Capital surplus	171,228	—	171,228
Treasury stock	(177,822)	—	(177,822)
Retained earnings	7,929,606	(20,832)	7,908,774
Other components of equity	376,711	(1,911)	374,800

Equity attributable to owners of the parent	8,385,790	(22,743)	8,363,047
Non-controlling interests	285,678	(61)	285,617

Total equity	8,671,468	(22,804)	8,648,664

Total liabilities and equity	20,267,595	146	20,267,741

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(Condensed Consolidated Statements of Income)

For the six months ended September 30, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	¥7,833,991	¥31,854	¥7,865,845
Operating costs and expenses:
Cost of sales	(6,168,841)	1,437	(6,167,404)
Selling, general and administrative	(810,760)	815	(809,945)
Research and development	(374,638)	—	(374,638)

Total operating costs and expenses	(7,354,239)	2,252	(7,351,987)

Operating profit	479,752	34,106	513,858

Share of profit of investments accounted for using the equity method	118,227	1	118,228
Finance income and finance costs:
Interest income	23,324	—	23,324
Interest expense	(5,957)	—	(5,957)
Other, net	(8,129)	—	(8,129)

Total finance income and finance costs	9,238	—	9,238

Profit before income taxes	607,217	34,107	641,324

Income tax expense	(136,604)	(8,773)	(145,377)

Profit for the period	470,613	25,334	495,947

Profit for the period attributable to:
Owners of the parent	429,291	25,810	455,101
Non-controlling interests	41,322	(476)	40,846

For the three months ended September 30, 2018

	Yen (millions)
	Balances without adoption of IFRS 15	Adjustments	As reported
Sales revenue	¥3,828,310	¥13,402	¥3,841,712
Operating costs and expenses:
Cost of sales	(3,005,377)	669	(3,004,708)
Selling, general and administrative	(438,646)	357	(438,289)
Research and development	(184,240)	—	(184,240)

Total operating costs and expenses	(3,628,263)	1,026	(3,627,237)

Operating profit	200,047	14,428	214,475

Share of profit of investments accounted for using the equity method	63,925	1	63,926
Finance income and finance costs:
Interest income	11,411	—	11,411
Interest expense	(2,994)	—	(2,994)
Other, net	(3,776)	—	(3,776)

Total finance income and finance costs	4,641	—	4,641

Profit before income taxes	268,613	14,429	283,042

Income tax expense	(49,859)	(3,958)	(53,817)

Profit for the period	218,754	10,471	229,225

Profit for the period attributable to:
Owners of the parent	199,849	10,922	210,771
Non-controlling interests	18,905	(451)	18,454

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power Product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the six months ended September 30, 2017 and 2018 is as follows:

As of and for the six months ended September 30, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,018,649	¥5,237,800	¥1,072,192	¥160,654	¥7,489,295	¥—	¥7,489,295
Intersegment	—	79,854	7,061	10,263	97,178	(97,178)	—

Total	1,018,649	5,317,654	1,079,253	170,917	7,586,473	(97,178)	7,489,295

Segment profit (loss)	¥147,362	¥179,567	¥97,115	¥(1,888)	¥422,156	¥—	¥422,156

Segment assets	¥1,456,075	¥7,845,059	¥9,688,731	¥314,363	¥19,304,228	¥222,851	¥19,527,079
Depreciation and amortization	37,138	304,915	367,541	7,610	717,204	—	717,204
Capital expenditures	22,047	251,843	938,163	4,445	1,216,498	—	1,216,498

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,094,226	¥5,421,971	¥1,185,980	¥163,668	¥7,865,845	¥—	¥7,865,845
Intersegment	—	93,384	7,486	11,136	112,006	(112,006)	—

Total	1,094,226	5,515,355	1,193,466	174,804	7,977,851	(112,006)	7,865,845

Segment profit (loss)	¥177,174	¥221,506	¥116,372	¥(1,194)	¥513,858	¥—	¥513,858

Segment assets	¥1,458,540	¥7,984,546	¥10,153,832	¥316,353	¥19,913,271	¥354,470	¥20,267,741
Depreciation and amortization	33,942	309,249	384,060	7,227	734,478	—	734,478
Capital expenditures	23,957	238,173	1,000,337	5,493	1,267,960	—	1,267,960

Segment information for the three months ended September 30, 2017 and 2018 is as follows:

For the three months ended September 30, 2017

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥510,109	¥2,647,865	¥535,235	¥82,990	¥3,776,199	¥—	¥3,776,199
Intersegment	—	45,219	4,329	4,814	54,362	(54,362)	—

Total	510,109	2,693,084	539,564	87,804	3,830,561	(54,362)	3,776,199

Segment profit (loss)	¥68,520	¥39,223	¥47,251	¥(2,049)	¥152,945	¥—	¥152,945

For the three months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥539,319	¥2,624,635	¥596,085	¥81,673	¥3,841,712	¥—	¥3,841,712
Intersegment	—	45,529	4,196	5,289	55,014	(55,014)	—

Total	539,319	2,670,164	600,281	86,962	3,896,726	(55,014)	3,841,712

Segment profit (loss)	¥85,044	¥69,825	¥59,193	¥413	¥214,475	¥—	¥214,475

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2017 and 2018 amounted to ¥581,929 million and ¥633,623 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,055,330	¥3,945,541	¥324,829	¥1,760,360	¥403,235	¥7,489,295	¥—	¥7,489,295
Inter-geographic areas	1,027,958	252,567	97,404	315,556	3,268	1,696,753	(1,696,753)	—

Total	2,083,288	4,198,108	422,233	2,075,916	406,503	9,186,048	(1,696,753)	7,489,295

Operating profit (loss)	¥55,860	¥100,929	¥9,182	¥208,146	¥26,731	¥400,848	¥21,308	¥422,156

Assets	¥4,175,437	¥10,988,524	¥685,662	¥2,901,384	¥677,984	¥19,428,991	¥98,088	¥19,527,079
Non-current assets other than financial instruments and deferred tax assets	¥2,482,510	¥4,914,567	¥108,873	¥701,566	¥178,159	¥8,385,675	¥—	¥8,385,675

As of and for the six months ended September 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,129,949	¥4,192,771	¥318,832	¥1,848,097	¥376,196	¥7,865,845	¥—	¥7,865,845
Inter-geographic areas	1,215,912	251,798	129,199	361,264	3,602	1,961,775	(1,961,775)	—

Total	2,345,861	4,444,569	448,031	2,209,361	379,798	9,827,620	(1,961,775)	7,865,845

Operating profit (loss)	¥42,114	¥163,843	¥7,271	¥250,109	¥30,625	¥493,962	¥19,896	¥513,858

Assets	¥4,373,170	¥11,496,432	¥683,043	¥3,039,075	¥620,567	¥20,212,287	¥55,454	¥20,267,741
Non-current assets other than financial instruments and deferred tax assets	¥2,596,051	¥4,857,844	¥97,064	¥671,714	¥145,792	¥8,368,465	¥—	¥8,368,465

For the three months ended September 30, 2017

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥547,386	¥1,936,664	¥158,081	¥933,264	¥200,804	¥3,776,199	¥—	¥3,776,199
Inter-geographic areas	510,878	131,319	50,885	160,950	1,837	855,869	(855,869)	—

Total	1,058,264	2,067,983	208,966	1,094,214	202,641	4,632,068	(855,869)	3,776,199

Operating profit (loss)	¥34,324	¥(660)	¥2,529	¥110,313	¥12,001	¥158,507	¥(5,562)	¥152,945

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥575,806	¥2,015,472	¥145,853	¥929,374	¥175,207	¥3,841,712	¥—	¥3,841,712
Inter-geographic areas	629,840	115,747	64,937	184,275	1,256	996,055	(996,055)	—

Total	1,205,646	2,131,219	210,790	1,113,649	176,463	4,837,767	(996,055)	3,841,712

Operating profit (loss)	¥27,402	¥53,483	¥236	¥127,595	¥7,990	¥216,706	¥(2,231)	¥214,475

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Turkey, Italy
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2017 and 2018 amounted to ¥581,929 million and ¥633,623 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Reversal of impairment loss on investments accounted for using the equity method

For the six months ended September 30, 2017, the Company recognized reversal of impairment losses of ¥15,782 million, which had been previously recognized, on certain investments accounted for using the equity method mainly due to the recovery of quoted market values. The reversal of impairment losses is included in share of profit of investments accounted for using the equity method in the condensed consolidated statement of income. For the six months ended September 30, 2018, the Company did not recognize any significant reversal of impairment losses.

(6) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2017 and 2018 are ¥937,033 million and ¥999,096 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2017 and 2018 are ¥454,485 million and ¥514,878 million, respectively.

(7) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2017 and 2018 are ¥225,581 million and ¥206,631 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2017 and 2018 are ¥22,493 million and ¥24,778 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Provisions

The components of and changes in provisions for the six months ended September 30, 2018 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of March 31, 2018	¥457,596	¥69,023	¥526,619

Effect of changes in accounting policy	(4,536)	—	(4,536)

Balance as of April 1, 2018	453,060	69,023	522,083

Provision	¥91,228	¥13,687	¥104,915
Charge-offs	(101,528)	(12,190)	(113,718)
Reversal	(5,906)	(7,976)	(13,882)
Exchange differences on translating foreign operations	12,479	2,143	14,622

Balance as of September 30, 2018	¥449,333	¥64,687	¥514,020

Current liabilities and non-current liabilities of provisions as of March 31, 2018 and September 30, 2018 are as follows:

	Yen (millions)
	As of March 31, 2018	As of September 30, 2018
Current liabilities	¥305,994	¥308,206
Non-current liabilities	220,625	205,814

Total	¥526,619	¥514,020

Explanatory notes:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power Product and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments for the six months and the three months ended September 30, 2018 are as follows:

For the six months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥40,375	¥746,098	¥43,934	¥40,269	¥870,676
North America	97,735	3,005,779	527,833	62,934	3,694,281
Europe	89,407	200,553	—	27,569	317,529
Asia	719,692	1,208,405	31	24,304	1,952,432
Other Regions	147,016	253,882	—	8,592	409,490

Total	¥1,094,225	¥5,414,717	¥571,798	¥163,668	¥7,244,408

Revenue arising from the other sources*	1	7,254	614,182	—	621,437

Total	¥1,094,226	¥5,421,971	¥1,185,980	¥163,668	¥7,865,845

For the three months ended September 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥20,749	¥381,321	¥20,028	¥22,674	¥444,772
North America	53,182	1,413,802	262,972	30,498	1,760,454
Europe	37,676	95,817	—	12,088	145,581
Asia	359,176	614,406	5	12,248	985,835
Other Regions	68,535	117,699	—	4,165	190,399

Total	¥539,318	¥2,623,045	¥283,005	¥81,673	¥3,527,041

Revenue arising from the other sources*	1	1,590	313,080	—	314,671

Total	¥539,319	¥2,624,635	¥596,085	¥81,673	¥3,841,712

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IAS 17 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Fair Value

(a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

(b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

(Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

(Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

(Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

(Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by a valuator such as personnel in accounting divisions of Honda.

(Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

(Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2018 and September 30, 2018 consist of the following:

	Yen (millions)
As of March 31, 2018	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥38,926	¥—	¥38,926
Interest rate instruments	—	49,419	—	49,419

Total	—	88,345	—	88,345

Debt securities	26,763	37,860	5,206	69,829
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	—	—	—
Equity securities	198,011	—	12,671	210,682

Total	¥224,774	¥126,205	¥17,877	¥368,856

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥16,417	¥—	¥16,417
Interest rate instruments	—	36,369	—	36,369

Total	—	52,786	—	52,786

Total	¥—	¥52,786	¥—	¥52,786

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2018.

	Yen (millions)
As of September 30, 2018	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥22,762	¥—	¥22,762
Interest rate instruments	—	56,127	—	56,127

Total	—	78,889	—	78,889

Debt securities	25,918	28,715	5,565	60,198
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	12,727	—	12,727
Equity securities	203,254	—	10,723	213,977

Total	¥229,172	¥120,331	¥16,288	¥365,791

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥31,845	¥—	¥31,845
Interest rate instruments	—	45,473	—	45,473

Total	—	77,318	—	77,318

Total	¥—	¥77,318	¥—	¥77,318

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2018.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the six months ended September 30, 2018.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2018 and September 30, 2018 are as follows:

	Yen (millions)
	As of March 31, 2018		As of September 30, 2018
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥4,958,063	¥4,935,772	¥5,357,427	¥5,324,502
Debt securities	104,286	104,284	175,355	175,351
Financing liabilities	6,799,010	6,795,675	7,285,359	7,266,588

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

In the United States and Canada, various class action lawsuits and civil lawsuits related to the above mentioned market-based measures was filed against Honda. The plaintiffs claimed for properly functioning airbag inflators, compensation of economic losses including incurred costs and the decline in the value of vehicles, as well as punitive damages.

Most of the class action lawsuits in the United States were transferred to the United States District Court for the Southern District of Florida and consolidated into a multidistrict class action litigation. For the three months ended September 30, 2017, Honda has reached a settlement with the plaintiffs of the multidistrict class action litigation in the United States. Honda recognized the settlement of ¥53,739 million as selling, general and administrative expenses, which includes funds contributed to enhance airbag inflator recall activities. The final approval of the settlement from court was completed as July 31, 2018(U.S. local time).

For the class action lawsuits and civil lawsuits other than the above, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(12) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2017 and 2018 are calculated based on the following information. There were no dilutive potential common shares outstanding for the six months ended September 30, 2017 and 2018.

	2017	2018
Profit for the period attributable to owners of the parent (millions of yen)	¥381,341	¥455,101
Weighted average number of common shares outstanding, basic (shares)	1,802,279,583	1,767,772,938
Basic earnings per share attributable to owners of the parent (yen)	¥211.59	¥257.44

Earnings per share attributable to owners of the parent for the three months ended September 30, 2017 and 2018 are calculated based on the following information. There were no dilutive potential common shares outstanding for the three months ended September 30, 2017 and 2018.

	2017	2018
Profit for the period attributable to owners of the parent (millions of yen)	¥174,006	¥210,771
Weighted average number of common shares outstanding, basic (shares)	1,802,279,187	1,761,356,098
Basic earnings per share attributable to owners of the parent (yen)	¥96.55	¥119.66

(13) Dividend

(a) Dividend payout

For the six months ended September 30, 2017

Resolution	The Ordinary General Meeting of Shareholders on June 15, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	March 31, 2017
Effective date	June 16, 2017

Resolution	The Board of Directors Meeting on August 1, 2017
Type of shares	Common shares
Total amount of dividends (millions of yen)	43,254
Dividend per share (yen)	24.00
Record date	June 30, 2017
Effective date	August 25, 2017

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2018

Resolution	The Board of Directors Meeting on April 27, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,013
Dividend per share (yen)	27.00
Record date	March 31, 2018
Effective date	May 30, 2018

Resolution	The Board of Directors Meeting on July 31, 2018
Type of shares	Common shares
Total amount of dividends (millions of yen)	47,682
Dividend per share (yen)	27.00
Record date	June 30, 2018
Effective date	August 28, 2018

(b) Dividends payable of which record date was in the six months ended September 30, 2018, effective after the period

Resolution	The Board of Directors Meeting on October 30, 2018
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	September 30, 2018
Effective date	November 28, 2018

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on November 5, 2018.